
extraSlice
Best Business Case Office Space®



Binu Reghunathan · 3rd

Co-Founder and President

Bellevue, Washington, United States · Contact info

500+ connections

extraSlice

Foster School of Business, University of Washington

Experience

Co-Founder and President
extraSlice
2013 – Present · 8 yrs

extraSlice - The Place for Tech™, is the ultimate technology campus & platform, exclusively designed for innovation. Based in Bellevue, WA and founded by engineers, extraSlice caters to technology companies of all sizes including early startup, emerging and enterprise. In addition to smart & flexible workspace, extraSlice's emerging virtual tech community platform enables companies and growth providers to collaborate, grow, and connect with the rest of the globe.

Binu patiently drives ExtraSlice's strategic vision and manages investor relations.

Director Of Business Operations
Point Inside
2012 – Feb 2013 · 1 yr

Point Inside is the leader in in-store mobile customer engagement. By applying innovative indoor location and customer engagement technologies we help retailers connect with their in-store customers to increase sales, profits and customer loyalty.

Sr Engineer
Oracle Inc / GoAhead Software (Acquired by Oracle in 2011)
2005 – 2012 · 7 yrs

Provided high availability middleware for critical applications on cloud deployments

Co-founder & Chief Consultant
Greenssoft LLC
2007 – 2011 · 4 yrs

Founded and developed the business plan and brought customers in helping tech companies on new product development and goto market strategies.

Sr Software Engineer
Amazon.com
2004 – 2005 · 1 yr

Consulting on various projects related to marketplace and payments

Show 2 more experiences

Education

Foster School of Business, University of Washington
Master of Business Administration (MBA), Technology management

University of Calicut, NSS College of Engineering, Palakkad
Bachelor of Technology (BTech), Electronics and Communications Engineering

University of Kerala, Mar Ivanios College, Trivandrum, India
Maths, Physics & Chemistry

Volunteer experience

Member Of The Supervisory Board
Arts4Assistance

2019 – Present • 2 yrs
Children

Ambassador
Bellevue Chamber
2014 – 2016 • 2 yrs
Economic Empowerment

Supporter
UNICEF
2008 – Present • 13 yrs
Children